Via Facsimile and U.S. Mail
Mail Stop 6010

February 1, 2007

Paul Freiman
Chief Executive Officer
Neurobiological Technologies, Inc.
3260 Blume Drive
Suite 500
Richmond, California 94806

Re: Neurobiological Technologies, Inc.
 Registration Statement on Form S-3/A
 Filed January 16, 2007
 File Number 333-123017

Dear Mr. Freiman:

 We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

 Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K – June 30, 2006

Financial Statements, page 44

Note 11. Collaboration Agreements, page 73

1. We note in your disclosure related to the sale of the assets related to XERECEPT discussed at the bottom of page 74 that you are classifying this sale as revenue. We also note that you included the receipt of the cash related to this within operating cash flows. Please explain to us why you feel that these presentations are appropriate. Also explain to us the impact that your continued involvement in the research activities has on the initial $33 million that you received.

As appropriate, please amend your filing in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please file your cover letter on EDGAR under the form type label CORRESP. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Tabatha Akins at (202) 551-3658 or Jim Atkinson, at (202) 551-3674 if you have questions regarding comments on the financial statements and related matters. Please contact Suzanne Hayes at (202) 551-3675 or me at (202) 551-3715 with any other questions.

Sincerely,

Jeffrey Riedler
Assistant Director